Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

9th November 2007

By Registered Airmail



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 8th November 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

Florence Lam
Deputy Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)


member *P:\WC\CPA6-5\Letter\CPA6-5-General Correspondence.doc*

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Announcement

Major Transaction: Purchase of 7 Boeing 777-300ER Aircraft and 10 Boeing 747-8 Freighters

CPAS has entered into the Agreements with Boeing Company, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing Company.

Swire and CITIC, which together own approximately 57.37% of the issued share capital of the Company, have approved the Transaction. Swire and CITIC do not have any interest in the Transaction other than as shareholders of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. A circular containing the information required under the Listing Rules will be dispatched to shareholders as soon as practicable.

Background

On 8th November 2007, CPAS and Boeing Company entered into the Agreements, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing Company.

The particulars of the Transaction are summarised as follows:

Agreement: Agreements dated 8th November 2007

Parties: (i) CPAS
(ii) Boeing Company

Aircraft to be acquired:

Boeing Aircraft, i.e. 7 Boeing 777-300ER aircraft and 10 Boeing 747-8 freighters.

Consideration:

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft is approximately US$2.0 billion for the 7 Boeing 777-300ER aircraft and approximately US$3.2 billion for the

10 Boeing 747-8 freighters. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. The Directors confirm that the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in each of the Previous Aircraft Purchase.. The Company believes that there is no material impact of the price concessions obtained in the Transaction on the unit operating cost of the Company's fleet. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.66(1) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

Payment and delivery terms:
The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft from 2009 to 2012.

Source of funding:
The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

Reasons for, and benefits of, the Transaction
The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

General
The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major

transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

The Company has received written approval for the Transaction from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,572,332,028 shares (39.91%) and 687,895,263 shares (17.46%) respectively of the issued share capital of the Company. Swire and CITIC are parties to the shareholders agreement in relation to Cathay Pacific referred to in the Company's announcement dated 8th June 2006. Each of Swire and CITIC and their associates does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14.44 of the Listing Rules. A circular containing the information required under the Listing Rules in relation to the Transaction will be dispatched to shareholders as soon as practicable.

Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Agreements"

(1) The supplemental agreement dated 8th November 2007 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell 7 Boeing 777-300ER aircraft; and

(2) The purchase agreement dated 8th November 2007 pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell 10 Boeing 747-8 freighters.

"Boeing Aircraft" 7 Boeing 777-300ER aircraft and 10 Boeing 747-8 freighters to be purchased by CPAS pursuant to the Agreements.

"Boeing Company" The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.

"Cathay Pacific" or "Company" Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services.

"CITIC"	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"CPAS"	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
"Directors"	The directors of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Previous Aircraft Purchase"	The acquisition by CPAS of: (a) 12 Boeing 777-300ER aircraft pursuant to the Purchase Agreement, in respect of which the Company published an announcement dated 14th December 2005 and dispatched a circular to shareholders dated 22nd December 2005; (b) 2 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 1st June 2006 to the Purchase Agreement, in respect of which the Company published an announcement dated 1st June 2006 and dispatched a circular to shareholders dated 8th June 2006; (c) 6 Boeing 747-400ERF freighters pursuant to a purchase agreement dated 22nd June 2006 between CPAS and Boeing Company, in respect of which the Company published an announcement dated 22nd June 2006 and dispatched a circular to shareholders dated 29th June 2006; and (d) 5 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 7th August 2007 to the Purchase Agreement, in respect of which the Company published an announcement dated 7th August 2007 and dispatched a circular to shareholders dated 22nd August 2007.
"Purchase Agreement"	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.

"Transaction"	The acquisition by CPAS of the Boeing Aircraft pursuant to the Agreements.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 8th November 2007

END